UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ------------------
                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
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                         For the month of December 2004

                        Commission File Number: 001-31368

                                 SANOFI-AVENTIS
                 (Translation of registrant's name into English)

                   174, avenue de France, 75013 Paris, FRANCE
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X]             Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes [X]                             No [X]

         If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):  82-________

         On December 16, 2004, Sanofi-Aventis (formerly known as Sanofi-Synthelabo) published the attached notice on its website (www.sanofi-aventis.com), announcing that as of the close of the tender period on Wednesday, December 15, 2004, at 18.00 hours (CET) Sanofi-Aventis's mandatory offer for the shares in Hoechst Aktiengesellschaft had been accepted for 583,515 shares in Hoechst Aktiengesellschaft, representing 0.10% of the share capital and the voting rights of Hoechst Aktiengesellschaft. After giving effect to the results of this mandatory offer, Sanofi-Aventis and its affiliates (including its subsidiary Aventis) will own 98.19% of the share capital and the voting rights of Hoechst Aktiengesellschaft.

                                  EXHIBIT LIST

EXHIBIT NO.                       DESCRIPTION

Exhibit 99.1 Notice, dated December 15, 2004, announcing number of Hoechst shares tendered into mandatory offer by Sanofi-Aventis to the shareholders of Hoechst AG, as of December 15, 2004 at 18:00 hours (CET).

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: December 16, 2004                   SANOFI-AVENTIS


                                           By:   /s/ Jean-Claude Leroy
                                              ----------------------------------
                                              Name:  Jean-Claude Leroy
                                              Title: Senior Vice President &
                                                     Chief Financial Officer

                                  EXHIBIT LIST

EXHIBIT NO.                       DESCRIPTION

Exhibit 99.1 Notice, dated December 15, 2004, announcing number of Hoechst shares tendered into mandatory offer by Sanofi-Aventis to the shareholders of Hoechst AG, as of December 15, 2004 at 18:00 hours (CET).